Filed pursuant to Rule 433 / February 1, 2007
Relating to Preliminary Pricing Supplement No. 179 dated January 30, 2007 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities

February 2007

Auto-Callable Securities due February 20, 2010, Based on the Values of the S&P 500® Index and the Nikkei 225 Index

Auto-Callable Securities offer the opportunity to seek specified returns at maturity, or on predetermined dates prior to maturity, if on any annual determination date the index closing value of each underlying index is above its respective initial index value. Investors must be willing to forgo interest payments and potential returns above the specified returns as well as accept the risk of the loss of principal.

S U M M AR Y T E R M S
Issuer: Morgan Stanley	Agent: Morgan Stanley & Co. Incorporated (“MS & Co.”)	Calculation agent: MS & Co.
Underlying indices:	S&P 500® Index (“SPX”) and Nikkei 225 Index (“NKY”)
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue price:	$10 (see “Commissions / Issue price” below)
Pricing date:	February , 2007
Original issue date:	February , 2007
Maturity Date:	February 20, 2010
Early redemption payment:

If, on either of the first two determination dates, the index closing values of both underlying indices are greater than their respective initial index values, the securities will be automatically redeemed on the third business day following such determination date for a cash payment per security as follows:

•     $11.40 to $11.42 (as determined on the pricing date), if redeemed following the first determination date, or

•     $12.80 to $12.84 (as determined on the pricing date), if redeemed following the second determination date.

Payment at maturity:

If the securities have not previously been redeemed, you will, at maturity, receive a cash payment per security as follows:

•     $14.20 to $14.26 (as determined on the pricing date) if the final index values of both underlying indices are greater than their respective initial index values, or

•     $10 stated principal amount, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of neither underlying index has decreased to or below its respective trigger level at any time during the observation period, or

•     $10 times the index performance factor, which will result in a loss on your investment, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of either underlying index has decreased to or below its respective trigger level at any time during the observation period.

Index performance factor:	The lower of (i) the final index value of the SPX divided by the initial index value of the SPX and (ii) the final index value of the NKY divided by the initial index value of the NKY.
Trigger level:	For each underlying index, 70% of its respective initial index value.
Initial index values:	The index closing values of the SPX and the NKY, respectively, on their respective index setting dates.
Final index values:	The index closing values of the SPX and the NKY, respectively, on the final determination date.
Index setting dates:	SPX: pricing date NKY: first index business day immediately following the pricing date.
Observation period:	With regard to each underlying index, the period of regular trading hours on each index business day on which there is no market disruption event with respect to such index, beginning on, and including, the index business day following the index setting date for such index and ending on, and including, the final determination date.
Determination dates:	#1: February 21, 2008 #2: February 20, 2009 Final: February 17, 2010
CUSIP:	61750V691
Listing:	Application will be made to list the securities on the American Stock Exchange LLC under the ticker symbol “ARI”, subject to meeting the listing requirements. We do not expect to announce whether the securities will meet such requirements prior to the pricing of the securities. If accepted for listing, the securities will begin trading the day after the pricing date.
Commissions / Issue price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per security	$10.00	$0.20	$9.80
Total	$	$	$

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see “Commissions / Issue price” on page 6 for further details.
(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You should read this document together with the preliminary pricing supplement describing this offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 179 dated January 30, 2007

Prospectus Supplement dated January 25, 2006

Prospectus dated January 25, 2006

February 2007	Page 2

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Investment Overview

The Auto-Callable Securities, which we refer to as the securities, are designed for investors who seek specified returns at maturity, or on predetermined dates prior to maturity, if all underlying indices are above their respective initial index values on any one of the determination dates. Investors will lose some or all of their investment if, during the observation period, any of the underlying indices has decreased to or below its respective trigger level, and, on the final determination date, any underlying index has declined from its respective initial index value. Investors in the securities must be willing to accept the risk of loss of principal, and also be willing to forgo interest payments and potential returns above the specified returns in exchange for the opportunity to receive the specified returns if both indices are above their respective initial index values on any determination date.

Underlying Indices Recent Data Overview

Underlying indices information as of market close on January 29, 2007

	S&P 500 Index	Nikkei 225 Index

Ticker:	SPX	NKY
Current Index Level:	1,420.62	17,470.46
52 Weeks Ago:	1,285.20	16,649.80
52 Week High:	1,440.69	17,617.60
52 Week Low:	1,219.29	14,045.50

The following graph illustrates the historical percentage change in the index closing values for the SPX and the NKY from January 29, 2002 to January 29, 2007. We obtained the information below from Bloomberg Financial Markets, without independent verification. The historical performance of the underlying indices cannot be taken as an indication of their future performance.

Historical Performance of the Underlying Indices – January 29, 2002 to January 29, 2007

For additional information about the underlying indices, see the information set forth under “Information about the Underlying Indices” on page 11 and “Description of Securities—The S&P 500® Index” and “Description of Securities—The Nikkei 225 Index” in the accompanying preliminary pricing supplement.

February 2007	Page 3

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Key Investment Rationale

The securities offer investors an opportunity to capture specified returns of 14% to 14.2% per annum for each year that the securities are outstanding, if the performance of both underlying indices are positive as of any annual determination date, regardless of the extent of the positive performances.

Best Case Scenarios	■	On either of the first two determination dates, the index closing values of both underlying indices are greater than their respective initial index values. In this scenario, each security redeems for the specified early redemption payment and provides investors with a positive return of: (i) 14% to 14.2%, if redeemed after year 1 and (ii) 28% to 28.4%, if redeemed after year 2. As a result of this early redemption, the investor would receive a greater return than it would have received if it had directly invested in the underlying indices, if the underlying indices appreciate by less than the applicable specified return.

	■	The securities are not automatically redeemed prior to maturity and the final index values of both underlying indices on the final determination date are greater than their respective initial index values. In this scenario, the payment at maturity for each security provides investors with a positive return of 42% to 42.6% of the stated principal amount. The investor would receive a greater return than it would have received if it had directly invested in the underlying indices, if the underlying indices appreciate by less than the specified return.

Worst Case Scenario	(i) The index value of either underlying index has decreased to or below its respective trigger level during the observation period, (ii) the securities are not automatically redeemed prior to maturity and (iii) the final index value of either underlying index is less than its respective initial index value. In this scenario, the payment at maturity for each security will be less than the stated principal amount by an amount proportionate to the percentage decline of the worst performing underlying index at the final determination date from its initial index value, and investors will lose some or all of their investment.

Summary of Selected Key Risks (see page 9)

■	No guaranteed return of principal.

■	No interest payments.

■	Appreciation potential is limited by the maximum payment at maturity.

■	Investors will realize and receive a positive return only if all underlying indices exceed their respective initial index values on one of the determination dates. The return of, and potential loss on, the securities is related to the worst performing underlying index, and the best performing underlying index will not affect the return of, and potential loss on, the securities.

■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

■	The market price of the securities will be influenced by many unpredictable factors, including the value and volatility of the underlying indices and the dividend yield on their component securities.

■	Adjustments to the underlying indices by their respective publishers could adversely affect the value of the securities.

■	The U.S. federal income tax consequences of an investment in the securities are uncertain.

■	Economic interests of the calculation agent may be potentially adverse to investors.

■	Credit risk to Morgan Stanley whose credit rating is currently Aa3/A+.

February 2007	Page 4

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Fact Sheet

The securities offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each stated principal amount of securities that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing values of the underlying indices on the final determination date, subject to the automatic early redemption of the securities for a specified cash amount prior to maturity. The securities are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
February , 2007	February , 2007	February 20, 2010, subject to postponement
	(5 trading days after the pricing date)	due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying indices:	S&P 500® Index (“SPX”) and Nikkei 225 Index (“NKY”)
Underlying index publishers:	SPX: Standard & Poor’s® Corporation NKY: Nihon Keizai Shimbun, Inc.
Aggregate principal amount:	$
Issue price:	$10 per security. See “Commissions / Issue price” below.
Stated principal amount:	$10 per security
Denominations:	$10 and integral multiples thereof
Interest:	None
Early redemption payment:	If, on either of the first two determination dates, the index closing values of both underlying indices are greater than their respective initial index values, the securities will be automatically redeemed on the third business day following such determination date for a cash payment per security as follows:
	•	$11.40 to $11.42 (as determined on the pricing date), if redeemed following the first determination date, or
	•	$12.80 to $12.84 (as determined on the pricing date), if redeemed following the second determination date.
Payment at maturity:	If the securities have not previously been redeemed, you will, at maturity, receive a cash payment per security as follows:
	•	$14.20 to $14.26 (as determined on the pricing date) if the final index values of both underlying indices are greater than their respective initial index values, or
•

$10 stated principal amount, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of neither underlying index has decreased to or below its respective trigger level at any time during the observation period, or

•

$10 times the index performance factor, which will result in a loss on your investment, if the final index value of either underlying index is less than or equal to its respective initial index value and the index value of either underlying index has decreased to or below its respective trigger level at any time during the observation period.

Index performance factor:	The lower of (i) the final index value of the SPX divided by the initial index value of the SPX and (ii) the final index value of the NKY divided by the initial index value of the NKY.
Trigger level:	For each underlying index, 70% of its respective initial index value.
Initial index values:	The index closing values of SPX and NKY, respectively, on their respective index setting dates.
Final index values:	The index closing values of SPX and NKY, respectively, on the final determination date.
Index setting dates:	SPX: The pricing date. NKY: The first index business day immediately following the pricing date on which no market disruption event occurs with respect to NKY.
Observation period:

With regard to each underlying index, the period of regular trading hours on each index business day on which there is no market disruption event with respect to such index, beginning on, and including, the index business day following the index setting date for such index and ending on, and including, the final determination date.

Determination dates:	#1: February 21, 2008 #2: February 20, 2009 Final: February 17, 2010
Postponement of maturity date:	If, due to a market disruption event or otherwise, the final determination date is postponed so that it falls less than two trading days prior to the scheduled maturity date, the maturity date will be the second trading day following that final determination date as postponed.
Risk factors:	Please see “Risk Factors” on page 9.

February 2007	Page 5

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

General Information
Listing:

Application will be made to list the securities on the American Stock Exchange LLC (the “AMEX”) under the ticker symbol “ARI”, subject to meeting the listing requirements. We do not expect to announce whether the securities will meet such requirements prior to the pricing of the securities. If accepted for listing, the securities will begin trading the day after the pricing date.

CUSIP:	61750V691
Minimum ticketing size:	100 securities
Tax consideration:

You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the securities offered under these preliminary terms and is superseded by the following discussion.

Although the issuer believes the securities should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities.

Assuming this characterization of the securities is respected, the following U.S. federal income tax consequences should result:
•	A U.S. Holder should not be required to recognize taxable income over the term of the securities prior to maturity, other than pursuant to a sale or exchange; and
•

Upon sale, exchange or settlement of the securities at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the securities. Such gain or loss should be long-term capital gain or loss if the investor has held the securities for more than one year.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the securities.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, in connection with hedging our obligations under the securities through one or more of our subsidiaries.

On or prior to the index setting dates, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the securities by taking positions in the component securities of the underlying indices, in futures or options contracts or exchange traded funds on the underlying indices or their component securities listed on major securities markets, or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially increase the value of the underlying indices, and therefore effectively increase the level at which the underlying indices must prevail on the determination dates before you would receive a payment that exceeds the principal amount of the securities upon an early redemption or at maturity. For further information, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA” in the accompanying preliminary pricing supplement.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225-7000).

Commissions / Issue price

		Principal Amount of
Issue Price	Agent’s Commissions	Securities for Any Single Transaction
$10.00000	2.0000%	<$1MM
$9.96250	1.6250%	$1MM< and <$3MM
$9.94375	1.4375%	$3MM< and <$5MM
$9.92500	1.2500%	>$5MM

Selling concessions allowed to dealers in connection with this offering may be reclaimed by the agent, if, within 30 days of this offering, the agent repurchases the securities distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the securities. We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus for this offering.

February 2007	Page 6

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

How the Securities Work

The following tables illustrate the payout on the securities for a range of hypothetical index closing values of the underlying indices on each of the three determination dates and illustrate the effect of the trigger level using a hypothetical index value for each of the indices on a random interim date during the observation period.

The examples below are based on the following terms:

Hypothetical Terms for the Examples:
Stated Principal Amount per Security:	$10
SPX Initial Index Value:	100
NKY Initial Index Value:	100
SPX Trigger Level:	70
NKY Trigger Level:	70
Early Redemption Payment in 2008:	$11.41 per security
Early Redemption Payment in 2009:	$12.82 per security
Payment at Maturity (if both indices are above their respective initial index values):	$14.23 per security

	Example 1			Example 2			Example 3
Dates	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout
First Determination Date	130	120	$11.41	86	110	0	99	120	0
Random Interim Date	—	—	—	—	—	—	80	68	—
Second Determination Date	—	—	—	101	115	$12.82	100	92	—
Final Determination Date	—	—	—	—	—	—	150	140	$14.23
Total Payout			$11.41 in 2008			$12.82 in 2009			$14.23 in 2010

*Hypothetical index value for each determination date is the index closing value for that date, and the hypothetical index value for the random interim date is an index value on any given time on such interim date.

Example 1: The index closing values of the SPX and the NKY on the first determination date have increased to 130 and 120, which are 30% and 20% above their respective initial index values; therefore, the securities are automatically redeemed for $11.41 per security, representing a 14.1% increase above the stated principal amount. This increase is less than, and unrelated to, the simple returns on the two indices of 30% and 20%.

Example 2: The index closing value of the SPX on the first determination date has decreased below the initial index value; therefore, the securities are not automatically redeemed and remain outstanding, even though the index closing value of the NKY has increased to 110. On the second determination date, the index closing values of the SPX and the NKY have increased to 101 and 115, which are 1% and 15% above their respective initial index values; therefore, the securities are automatically redeemed for $12.82 per security, representing a 28.2% increase above the stated principal amount.

Example 3: The index closing value of either the SPX or the NKY on the first and second determination dates is less than or equal to its initial index value, and, consequently, the securities are not automatically redeemed prior to maturity. On the final determination date, the final index values of the SPX and the NKY have increased 50% and 40% above their respective initial index values to 150 and 140, and the payment at maturity equals $14.23 per security, representing a 42.3% increase above the stated principal amount. This increase is less than, and unrelated to, the simple returns on the indices of 50% and 40%. Even though the index value of the NKY decreased below the trigger level on the random interim date, the payment at maturity is unaffected because both final index values exceed their respective initial index values.

February 2007	Page 7

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

	Example 4			Example 5			Example 6
Dates	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout	Hypothetical Index Value of SPX	Hypothetical Index Value of NKY	Payout
First Determination Date	95	110	—	81	93	—	81	93	—
Random Interim Date	71	105	—	69	82	—	69	82	—
Second Determination Date	97	73	—	99	107	—	99	107	—
Final Determination Date	72	120	$10	125	90	$9	71	94	$7.10
Total Payout			$10 in 2010			$9 in 2010			$7.10 in 2010

*Hypothetical index value for each determination date is the index closing value for that date, and the hypothetical index value for the random interim date is an index value on any given time on such interim date.

Examples 4, 5 and 6: The index closing value of either the SPX or the NKY on the first and second determination dates is less than or equal to its respective initial index value, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity.

Example 4: The final index value of the SPX has decreased 28% below its initial index value to 72 and the final index value of the NKY has increased 20% above its initial index value to 120. Because the index value of neither the SPX nor the NKY decreased to or below its respective trigger level at any time during the observation period, the payment at maturity equals $10 per security. Even though the final index value of one of the underlying indices increased 20% compared to its initial index value, the securities only return the $10 stated principal amount because the other index did not exceed its initial index value on the final determination date.

Example 5: The final index value of the SPX has increased 25% above its initial index value to 125 and the final index value of the NKY has decreased 10% below its initial index value to 90. Because the index value of the SPX on the random interim date decreased below the trigger level to 69, which is 31% below the initial index value, the payment at maturity equals $10 principal amount times an index performance factor of 0.90 (the lower of 1.25 for the SPX and 0.90 for the NKY), which results in a payment at maturity of $9 per security, representing a loss of 10% of the stated principal amount. The return on the securities reflects the decrease of the NKY over the term of the securities, even though (i) the SPX was the index that decreased below the trigger level and (ii) the SPX increased 25% over the term of the securities.

Example 6: The final index values of the SPX and the NKY have decreased 29% and 6% below their respective initial index values to 71 and 94. Because the index value of the SPX decreased below the trigger level to 69 on the random interim date, which is 31% below the initial index value, the payment at maturity equals $10 principal amount times an index performance factor of 0.71 (the lower of 0.71 for the SPX and 0.94 for the NKY), which results in a payment at maturity of $7.10 per security, representing a loss of 29% of the stated principal amount.

February 2007	Page 8

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the securities. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

Structure Specific Risk Factors

■	Securities do not pay interest nor guarantee return of principal. The terms of the securities differ from those of ordinary debt securities in that the securities do not pay interest nor guarantee payment of the principal amount at maturity. Instead, if the securities have not previously been automatically redeemed prior to maturity, you will receive, at maturity, for each security that you hold an amount in cash based upon the values of the underlying indices, which may be less than the stated principal amount if one of the underlying indices had moved below the trigger level during the observation period.

■	Appreciation potential is limited. The appreciation potential of the securities is limited by the early redemption payment of the securities and by the maximum payment at maturity to a maximum of 14% to 14.2% of the stated principal amount per annum for each year that the securities are outstanding regardless of any greater positive performance of either underlying index.

■	Investors will realize and receive a positive return only if all underlying indices exceed their respective initial index values on one of the determination dates. The risk associated with an investment in Auto-Callable Securities with multiple underlying indices is significantly greater than the risk of a hypothetical investment in Auto-Callable Securities based on only one of the underlying indices. If any underlying index fails to appreciate, investors will not benefit from any appreciation in the other underlying indices. Because the return of the securities is limited by the worst performing underlying index on the determination dates, the securities will not be automatically called and may return substantially less than the principal amount of your investment if any underlying index does not exceed its respective initial index value on the determination dates and any underlying index declines below its respective trigger level during the observation period.

■	Market price influenced by many unpredictable factors. Numerous factors will influence the value of the securities in the secondary market and the price at which MS & Co. may be willing to purchase or sell the securities in the secondary market, including: the value and volatility of the underlying indices, the level of correlation between the value of the underlying indices, the dividend yield of the component securities of the underlying indices, whether the index value of any underlying index has been at or below the trigger level at any time, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and creditworthiness of the issuer.

■	Not equivalent to investing in the underlying indices. Investing in the securities is not equivalent to investing in the underlying indices or their component stocks. Investors in the securities will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying indices.

■	Adjustments to either underlying index could adversely affect the value of the securities. The underlying index publishers may add, delete or substitute the stocks constituting their respective underlying indices or make other methodological changes that could change the value of their respective underlying indices. The underlying index publishers may discontinue or suspend calculation or publication of the corresponding underlying index at any time. Any of these actions could adversely affect the value of the securities. Where an underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

February 2007	Page 9

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

■	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the projected profit included in the cost of hedging the issuer’s obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

■	The U.S. federal income tax consequences of an investment in the securities are uncertain. Please read the discussion under “Fact Sheet — General Information — Tax considerations” in these preliminary terms and the discussion under “United States Federal Income Taxation” in the accompanying preliminary pricing supplement (the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the securities, the timing and character of income on the securities might differ from the tax treatment described in the Tax Disclosure Sections. For example, under one possible characterization, U.S. Holders could be required to accrue original issue discount on the securities every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the securities as ordinary income. The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the securities, and the IRS or a court may not agree with the tax treatment described in these preliminary terms.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the securities. The issuer will apply to list the securities on the AMEX under the symbol “ARI.” For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the securities will meet the requirements for listing or trade in the secondary market and we do not expect to announce whether or not the securities will meet those requirements prior to the pricing of the securities. Because it is not possible to predict whether the market for the securities will be liquid or illiquid, you should be willing to hold your securities to maturity.

■	Potential adverse economic interest of the calculation agent. The economic interest of the calculation agent and other affiliates of ours that will carry out hedging activities related to the securities, or that trade in the component stocks of the underlying indices or other instruments related to the underlying indices, are potentially adverse to your interests as an investor in the securities. The hedging or trading activities of the issuer’s affiliates on or prior to the index setting dates and throughout the term of the securities, including on the determination dates, could adversely affect the value of the underlying indices, including on the determination dates, and, as a result, could adversely affect the value of the securities as well as the payment at maturity and whether the issuer redeems the securities prior to maturity. Any of these hedging or trading activities on or prior to the index setting dates could potentially affect the initial index values of the underlying indices and, therefore, could increase the value at which the underlying indices must close on the determination dates before an investor receives upon an early redemption or at maturity a payment that exceeds the issue price of the securities.

February 2007	Page 10

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Information about the Underlying Indices

S&P 500® Index

The SPX, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the SPX is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. For additional information about the SPX, see the information set forth under “Description of Securities—The S&P 500® Index” in the accompanying preliminary pricing supplement.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley. “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Description of Securities—License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Nikkei 225 Index

NKY, which is calculated, maintained and published by Nihon Keizai Shimbun, Inc., consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange. NKY is a modified price-weighted average of 225 Japanese companies representing a broad cross-section of Japanese industries. For additional information about the NKY, see the information set forth under “Description of Securities—The Nikkei 225 Index” in the accompanying preliminary pricing supplement.

License Agreement between Nihon Keizai Shimbun, Inc. and Morgan Stanley. As of the original issue date, we will have received the consent of Nihon Keizai Shimbun, Inc., the publisher of the NKY, to use and refer to the NKY in connection with the securities. Nihon Keizai Shimbun, Inc. has the copyright to the NKY and owns all rights to the NKY. See “Description of Securities—License Agreement between Nikkei and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following tables on the next page set forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying indices for each quarter in the period from January 1, 2002 through January 29, 2007. The index closing values of the SPX and the NKY on January 29, 2007 were 1,420.62 and 17,470.46, respectively. The following graphs on the next page set forth the historical daily index closing values of the SPX and the NKY, respectively, for the period from January 29, 2002 through January 29, 2007. We obtained the information in the tables and graphs below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying indices should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying indices on the determination dates. The payment of dividends on the stocks that constitute the underlying indices are not reflected in their level and, therefore, have no effect on the return on your investment.

February 2007	Page 11

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

S&P 500 Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter (through January 29, 2007)	1,440.13	1,409.71	1,420.62

S&P 500 Index Historical Performance – Historical Daily Index Closing Values January 29, 2002 to January 29, 2007

February 2007	Page 12

Auto-Callable Securities Based on the Value of
the S&P 500® Index and the Nikkei 225 Index

Nikkei 225 Index	High	Low	Period End
2002
First Quarter	11,919.30	9,420.85	11,024.94
Second Quarter	11,979.85	10,074.56	10,621.84
Third Quarter	10,960.25	9,075.09	9,383.29
Fourth Quarter	9,215.56	8,303.39	8,578.95
2003
First Quarter	8,790.92	7,862.43	7,972.71
Second Quarter	9,137.14	7,607.88	9,083.11
Third Quarter	11,033.32	9,265.56	10,219.05
Fourth Quarter	11,161.71	9,614.60	10,676.64
2004
First Quarter	11,770.65	10,365.40	11,715.39
Second Quarter	12,163.89	10,505.05	11,858.87
Third Quarter	11,896.01	10,687.81	10,823.57
Fourth Quarter	11,488.76	10,659.15	11,488.76
2005
First Quarter	11,966.69	11,238.37	11,668.95
Second Quarter	11,874.75	10,825.39	11,584.01
Third Quarter	13,617.24	11,565.99	13,574.30
Fourth Quarter	16,344.20	13,106.18	16,111.43
2006
First Quarter	17,059.66	15,341.18	17,059.66
Second Quarter	17,563.37	14,218.60	15,505.18
Third Quarter	16,385.96	14,437.24	16,127.58
Fourth Quarter	17,225.83	15,725.94	17,225.83
2007
First Quarter (through January 29, 2007)	17,507.40	16,838.17	17,470.46

Nikkei 225 Index Historical Performance – Historical Daily Index Closing Values January 29, 2002 to January 29, 2007

February 2007	Page 13